Exhibit 99.1

Besra CEO pays tribute to departing officers

Toronto, Ontario – July 24, 2013: Besra (TSX: BEZ) (ASX: BEZ) (OTCQX: BSRAF) (FSX: OP6) CEO, John Seton, today announced that Chief Technical Officer, Charles Barclay, Chief Information Officer, Peter Tiedemann, and Vice-President Investor Relations, James Hamilton have resigned as officers of the Company.

Seton said, “Charles, James, and Peter have been instrumental as company executives in the development of our company over the last eight years and I cannot thank each of them enough for their dedication and commitment to achieving our vision.

“Charles joined us in 2006 as Country Manager to establish operations at our Bong Mieu mine in Vietnam. He stepped up to the role of Chief Operating Officer (COO) the following year to oversee the feasibility, design, construction and commissioning of our Phuoc Son mine and process plant. We now have two successful operations in Vietnam largely resulting from Charles’ vision and determination. That the Phuoc Son plant, with a nameplate capacity of 500 tonnes per day, is now processing over 1,500 tonnes per day without significant modification is a testament to his work.”

Charles Barclay moved from COO to Chief Technical Officer in 2011, a position that saw him more focused on communicating with external stakeholders, whilst still providing counsel to the Board.  His resignation as an officer of the company will allow him to follow other opportunities in the international mining sector, but he will remain involved with Besra on a consultancy basis for the Bau project in East Malaysia and the Capcapo project in the Philippines.

“James has worked with Besra since 2005 in Investor Relations and has played a major role in developing the company’s Investor Relations strategy, establishing and communicating with shareholder’s bases in North America and Europe, assisting in capital raises, and leading the recent re branding. He became an officer of the company on March 17, 2008, and has been a trusted, and valued member of the executive management team. James will remain as a part-time employee with the Company providing Investor Relations services in North America.

Peter Tiedemann joined Besra, then Olympus Pacific Minerals, in 2006, as Chief Financial Officer.

“During his time as CFO, Peter championed our implementation of Sarbanes-Oxley compliance and implementation of the requisite systems on a minimal budget. From September 2010, when Peter became our Chief Information Officer, he oversaw the planning and implementation of a major system modernization program.  During his time with Besra, Peter has been a trusted advisor and mentor to senior management and the Board, where his wealth of business experience and wise counsel were highly valued,” said Seton.

“For the Board of Directors, senior executives and the entire Besra family, we thank Charles, James, and Peter for their invaluable contribution to our company. We wish Charles, James, and Peter the  best in the future.”

Besra is a diversified gold company focused on four advanced properties; the Bau Goldfield in East Malaysia, Bong Mieu and Phuoc Son in Central Vietnam, and Capcapo in the Philippines. Besra expects to expand existing gold production capacity in Vietnam over the next two years and is projecting new production capacity from Bau Central during late 2015 (start up and production forecasts will depend on the result of the current Jugan feasibility, which is scheduled for completion in 2013).

Besra Gold Inc
John A G Seton
Chief Executive Officer

For further information contact:
Investor Relations
T: +1 (416) 572 2525
F: +1 (416) 572 4202
TF: 1 888 902 5522 (North America)
TF: 800 308 602 (Australia)
ir@besra.com
www.besra.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain of the statements made and information contained herein is “  Forward-looking information”  within the meaning of applicable securities laws, including statements concerning our plans at our producing mines and exploration projects, which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental, or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; and risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management’s discussion and analysis released by the Company. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment in the jurisdictions within which the Company operates will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.